                                   EXHIBIT 1

          Trend Micro Interim Report filed with Kanto Finance Bureau

                                Interim Report










                         Trend Micro Kabushiki Kaisha

(941272)

                                INTERIM REPORT
                                ==============


TO:  Chief Officer,
     --------------
     Kanto Finance Bureau
     --------------------

                                                         Submitted July 13, 2000

                              Company name:         Trend Micro Kabushiki Kaisha
                              --------------------------------------------------

                              English name:             Trend Micro Incorporated
                              --------------------------------------------------

                              Name and title of representative:  Ming-Jang Chang
                              --------------------------------------------------

Head Office: Odakyu Southern Tower 10F, 2-2-1 Yoyogi, Shibuya-ku, Tokyo
-----------------------------------------------------------------------

Telephone: 03-5334-3600
-----------------------

Contact:  Hiroyuki Nakanishi
----------------------------
          Director
          --------
          Chief Financial Officer
          -----------------------
          General Manager, Financial Control Division
          -------------------------------------------

Immediate contact address:  as per above
----------------------------------------

Telephone:                  as per above
----------------------------------------

Contact:                    as per above
----------------------------------------


        Location at which copies of the Interim Report may be inspected
        ---------------------------------------------------------------

Name                                  Location
----                                  --------

Japan Securities Dealers Association  7-2 Kabuto-cho, Nihonbashi, Chuo-ku, Tokyo

1.   Reasons for Submission

     In connection with the settlement of the lawsuits involving our affiliated subsidiary which were pending in the U.S., an event has occurred which will have a significant effect on our financial status and operating results. We are therefore submitting this document pursuant to Article 24-5-3 of the Securities Exchange Law and Article 19-2-19 of the Ministerial Ordinance concerning disclosure of corporate details.

2.   Details and Date of Incident

     On May 13, 1997, Trend Micro Incorporated (a U.S. corporation), a wholly-owned subsidiary of Trend Micro K.K., filed suit in the U.S. Federal District Court for the Northern District of California against the U.S. corporation Network Associates, Inc., on the grounds that Network Associates' virus scanning technologies were infringing on a U.S. patent held by Trend Micro U.S. (Registration No. 5,623,600) and sought an injunction on production, sale, maintenance and support services of the infringing products, as well as monetary damages. Trend Micro's U.S. patent covers technology for packet-filtering detection of viruses on the internet, and forms the core of Trend Micro Group's internet server products.

     In response, Network Associates challenged all of Trend Micro Inc.'s claims, and filed a counterclaim seeking compensatory damages on the grounds that the patent infringement claims amounted to unfair competition and wrongful acts. Further, Network Associates alleged that one component of a product being sold in the U.S. by Trend Micro U.S. infringed on a patent Network Associates had obtained in the U.S. in February 2000 (Registration No. 6,029,256), and, on April 19, 2000, filed suit against Trend Micro U. S. in the U.S. Federal District Court for the Northern District of Texas.

     On May 31, 2000, the parties entered into a settlement agreement in which they agreed that, among other things, all claims would be dropped and that Network Associates would pay U.S. $12.5 million to Trend Micro U.S. as compensation for a license. Pursuant to Article 24-5-3 of the Securities Exchange Law and Article 19-2-19 of the Ministerial Ordinance concerning disclosure of corporate details, we submitted notice concerning this fact on June 1, 2000.

     Trend Micro K.K. has up until now paid all of the legal costs for this suit. Since the settlement agreement was reached, Trend Micro K.K. and Trend Micro U. S. have been giving consideration to where the U.S. $12.5 million in settlement funds should be finally allocated. It was agreed in mid-June that, based on the fact that Trend Micro K.K. had shouldered all of the legal costs thus far, the U.S. $12.5 million should be paid in full to Trend Micro K.K. It has been confirmed that the settlement payment was received from Network Associates on July 7 (July 6 in the U.S.), and the profit appropriation for Trend Micro K.K.'s profit for the current financial term has been determined.

     In addition to the legal fees we have paid up to now, Trend Micro K.K. will be paying a contingency fee to its legal counsel. The contingency fee payment is expected to amount to approximately U.S. $2.7 million.

3.   Extent of effect on consolidated earnings

     An increase equivalent to approximately 600 million yen/(*)/ is forecast for Trend Micro's consolidated earnings for the current fiscal year as a result of the compensation to be paid by Network Associates in accordance with the settlement agreement (from which the contingency fee to be paid to the legal counsel has been deducted).

     /(*)/ Calculated at U.S. $1 = 105.5 yen.